Exhibit 99.4

GERDAU S.A.
Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19
Registry (NIRE): 35300520696

NOTICE TO SHAREHOLDERS

Gerdau S.A. (B3: GGBR / NYSE: GGB) announces to its shareholders and the general market that it will initiate a feasibility analysis for a potential investment for the construction of a greenfield unit in Mexico, dedicated to the production of special steels (SQB), with an estimated capacity of 600 thousand tonnes per year. The plan to expand Gerdau's operations in the country reflects the positive perspectives for the local automotive industry and the nearshoring movement in the United States, aligned with the requirements of significant players in the regional automotive chain. If approved, the new unit will employ a production process based on the most advanced technologies available in the market and, similar to the Company's other operations in North America, it will also utilize scrap metal as raw material, ensuring that the future unit produces steel with low carbon emissions.

At present, Gerdau operates long steel production through its joint venture in Mexico and manages two special steel production units along with two downstream units in the United States. The potential investment reaffirms the Company's focus on the Americas and its commitment to providing innovative steel solutions and products to its stakeholders via a sustainable production matrix.

The Company will keep its shareholders and the general market informed regarding the approval of the investment by the governance bodies.

São Paulo, May 3, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer